

**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398







05005232

**LETTER FOR MAINTENANCE OF EXEMPTION**

14th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2



Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the change in shareholding of YBhg Datuk Khatijah binti Ahmad, a Director of Sime Darby Berhad, released on 14th January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ggk/rh/SC-ADR-Announcement/hd



Form Version 2.0

# Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 14/01/2005 05:17:13 PM
Reference No SD-050114-52800

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

**Particulars of director**

| | | |
|---|---|---|
| * Name | : | Datuk Khatijah binti Ahmad |
| * Address | : | 3 Simpangan Tunku, Bukit Tunku, 50480 Kuala Lumpur, Malaysia |
| * Descriptions(class & nominal value) | : | Ordinary shares of RM0.50 each in Sime Darby Berhad |

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Disposed | * 12/01/2005 | * 10,000 | 6.600 |

| | | |
|---|---|---|
| Circumstances by reason of which change has occurred | : | Disposal of shares in the open market |
| Nature of interest | : | Direct |
| Consideration (if any) | : | RM6.60 per share |
| Total no of securities after change | : | |
| Direct (units) | : | 10,000 |
| Direct (%) | : | 0.0004 |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * Date of notice | : | 14/01/2005 |
| Remarks | : | |



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398



**LETTER FOR MAINTENANCE OF EXEMPTION**

11th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the resignation of Mr Martin Giles Manen as an Executive Director with effect from 10th January 2005 - released on 11th January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

GgK/th/SC-ADR-Announcement/hd



Form Version 2.0

# Change in Boardroom

Submitted by S DARBY on 11/01/2005 05:51:51 PM
Reference No SD-050107-54432

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : Sime Darby Berhad |
| * | Stock name | : SIME |
| * | Stock code | : 4197 |
| * | Contact person | : Nancy Yeoh Poh Yew |
| * | Designation | : Group Secretary |

| | | | |
|---|---|---|---|
| * | Date of change | : | 10/01/2005 |
| * | Type of change | : | Resignation |
| * | Designation | : | Director |
| * | Directorate | : | ● Executive<br>○ Independent & Non Executive<br>○ Non Independent & Non Executive |
| * | Name | : | Martin Giles Manen |
| * | Age | : | 50 |
| * | Nationality | : | Malaysian |
| * | Qualifications | : | Member of the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants |
| * | Working experience and occupation | : | Mr Martin Manen joined Sime Darby Berhad in 1986 and served as Group Tax Controller and Group Secretary prior to his appointment as Group Finance Director in April 2001 |
| * | Directorship of public companies (if any) | : | Companies in the Sime Darby Group |
| * | Family relationship with any director and/or major shareholder of the listed issuer | : | none |
| * | Details of any interest in the securities of the listed issuer or its subsidiaries | : | 16 shares in Sime Darby Berhad<br>Options over 162,000 unissued shares in Sime Darby Berhad pursuant to the Sime Darby Employees' Share Option Scheme |
| * | Compliance with Paragraph 15.02 of the Listing Requirements | : | ● Yes ○ No |

Remarks :

Mr. Martin Manen will assume the new role of Director - Business Development in the Sime Darby Group with effect from 1st February 2005 and has therefore resigned from the Board.



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398



## LETTER FOR MAINTENANCE OF EXEMPTION

7 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We enclose herewith a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the change in shareholding of Mr Martin Giles Manen, a Director of Sime Darby Berhad, released on 7 January 2005; and

2. Public announcement in relation to the completion of the acquisition of 30% equity interest in Sime SembCorp Engineering Sdn Bhd - released on 7 January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York
Fax No. 1-212-571 3050/ 3051/ 3052



Form Version 2.0

# Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 07/01/2005 06:06:07 PM
Reference No SD-050107-52558

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

**Particulars of director**

| | | |
|---|---|---|
| * Name | : | Martin Giles Manen |
| * Address | : | 8B-2-4, Belvedere Condominium<br>Jalan 1/63, Off Jalan Tunku<br>50480 Kuala Lumpur |
| * Descriptions(class & nominal value) | : | Ordinary shares of RM0.50 each in Sime Darby Berhad |

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Disposed | * 06/01/2005 | * 3,300 | 6.500 |

| | | |
|---|---|---|
| Circumstances by reason of which change has occurred | : | Disposal of shares |
| Nature of interest | : | Direct |
| Consideration (if any) | : | RM6.50 per share |
| **Total no of securities after change** | : | |
| Direct (units) | : | 16 |
| Direct (%) | : | 0 |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * Date of notice | : | 07/01/2005 |



Form Version 2.0

## General Announcement

Submitted by S DARBY on 07/01/2005 05:59:55 PM
Reference No SD-050107-69F2A

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :

**Completion of the acquisition of 30% equity interest in Sime SembCorp Engineering Sdn. Bhd. ("the Acquisition")**

* Contents :-

Further to the announcements dated 19th October 2004 and 21st December 2004, Sime Darby Berhad ("Sime Darby") wishes to announce that the Acquisition was completed today resulting in Pesida Equipment Sdn. Bhd., a wholly-owned subsidiary of Sime Darby, holding 30% of the share capital of Sime SembCorp Engineering Sdn. Bhd. ("SSE"). The remaining 70% of the share capital of SSE is held by Malaysian Oriental Holdings Berhad, a wholly-owned subsidiary of Sime Engineering Services Berhad, in which Sime Darby holds 70.03% equity interest.

This announcement is dated 7th January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398



## LETTER FOR MAINTENANCE OF EXEMPTION

6 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the change in shareholding of Martin Giles Manen, a Director of Sime Darby Berhad, released on 6 January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No: (212) 571 3050/ 3051/ 3052

SI/ADR



Form Version 2.0

# Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 06/01/2005 05:14:52 PM
Reference No SD-050106-50578

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of director
* Name : Martin Giles Manen
* Address : 8B-2-4, Belvedere Condominium
Jalan 1/63, Off Jalan Tunku
50480 Kuala Lumpur
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Disposed | * 05/01/2005 | * 10,000 | 6.150 |

Circumstances by reason of which change has occurred : Disposal of shares
Nature of interest : Direct
Consideration (if any) : RM6.15 per share
Total no of securities after change :
Direct (units) : 3,316
Direct (%) : 0.0001
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : 06/01/2005

Remarks :



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398



**LETTER FOR MAINTENANCE OF EXEMPTION**

5 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 35

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 10, 13, 14, 16, 17, 20, 21, 22, 23, 24, 27, 28, 29, 30 and 31 December 2004 and 3 and 4 January 2005 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

NYZ/nor/ADR



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 10/12/2004 11:55:37

Reference No MM-041209-40726

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 10 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 9.12.2004 | Employees Provident Fund Board (EPF) | Disposal of SDB Shares | 100,000 | Average price of RM5.95 per Share |
| 9.12.2004 | Alliance Capital Asset Management Sdn Bhd - for EPF | Purchase of SDB Shares | 500,000 | Average price of RM5.90 per Share |



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

# General Announcement

Submitted by MB_ARAB-MALAYSIAN on 12/13/2004 10:43:05 AM
Reference No MM-041213-34561

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**
**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 13 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 3.12.2004 | Dr. David Li Kwok Po - Director of SDB | Purchase of SDB Shares | 100,000 | RM6.00 per Share |
| 10.12.2004 | Alliance Capital Asset Management Sdn Bhd - for Employees Provident Fund Board | Purchase of SDB Shares | 500,000 | Average price of RM5.85 per Share |


AmMerchant Bank Berhad (23742-V)
Floors, Bangunan AmBank Group,
Jalan Chulan, P.O. Box
Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 14/12/2004 12:35:36 PM

Reference No MM-041214-42056

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN-SHUEH-FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 14 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

Table 1
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 7.12.2004 | Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd -For Chan Kong Leong (Director of a subsidiary of SDB) | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS) | 10,000 | RM4.90 per Share |
| 8.12.2004 | Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd -For Chan Kong Leong (Director of a subsidiary of SDB) | Disposal of SDB Shares | 10,000 | RM5.95 per Share |

AmMerchant Bank Berhad (23742-V)
21st-29th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by **MB_ARAB-MALAYSIAN** on **12/16/2004 11:53:49 AM**
Reference No **MM-041216-40318**

| | | |
|---|---|---|
| | Submitting Merchant Bank *(if applicable)* | : **AmMERCHANT BANK BERHAD** |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **SIME DARBY BERHAD** |
| * | Stock name | : **SIME** |
| * | Stock code | : **4197** |
| * | Contact person | : **LIN SHUEH FEN** |
| * | Designation | : **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 16 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 14.12.2004 | Ho Ee Lay<br>- Senior officer of SDB | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS) | 10,000 | RM4.90 per Share |
| 14.12.2004 | Khor Yew Chye, Charles<br>- Director of a subsidiary of SDB | Acquisition of SDB Shares through the exercise of options under SDB's ESOS | 12,000 | RM5.08 per Share |
| 15.12.2004 | Ho Ee Lay<br>- Senior officer of SDB | Disposal of SDB Shares | 5,000 | RM5.90 per Share |
| 15.12.2004 | Rashid Hussein Asset Management Sdn Bhd<br>- For Employees Provident Fund Board | Purchase of SDB Shares | 200,000 | Average price of RM5.90 per Share |



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50908 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 12/17/2004 12:01:00 PM
Reference No MM-041217-39437

| | | | |
|---|---|---|---|
| | Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| | Submitting Secretarial Firm Name (if applicable) | : | |
| * | Company name | : | **SIME DARBY BERHAD** |
| * | Stock name | : | **SIME** |
| * | Stock code | : | **4197** |
| * | Contact person | : | **LIN SHUEH FEN** |
| * | Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 17 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 3.12.2004 | Nordin Bin Zabol Ahmad<br>- Director of a subsidiary of SDB | Disposal of SDB Shares | 40,000 | RM6.00 per Share |
| 16.12.2004 | Nomura Asset Management (Singapore) Ltd<br>- For Employees Provident Fund Board | Purchase of SDB Shares | 75,900 | Average price of RM5.95 per Share |
| 16.12.2004 | Yeoh Poh Yew<br>- Senior officer of SDB | Disposal of SDB Shares | 5,000 | RM6.00 per Share |


(23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box

File No. 82-4968



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 12/20/2004 11:58:51 AM
Reference No MM-041220-40513

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**
**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 20 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 17.12.2004 | Permodalan Nasional Berhad | Purchase of SDB Shares | 900,000 | Average price of RM6.00 per Share |
| 17.12.2004 | Employees Provident Fund Board (EPF) | Disposal of SDB Shares | 250,000 | Average price of RM6.00 per Share |
| 17.12.2004 | EPF | Disposal of SDB Shares | 180,000 | Average price of RM6.00 per Share |
| 17.12.2004 | Nomura Asset Management (Singapore) Ltd - For EPF | Purchase of SDB Shares | 35,100 | Average price of RM5.95 per Share |

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

# General Announcement

Submitted by MB_ARAB-MALAYSIAN on 21/12/2004 11:48:33
Reference No MM-041221-37463

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 21 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 20.12.2004 | Nomura Asset Management (Singapore) Ltd - For Employees Provident Fund Board | Purchase of SDB Shares | 46,600 | Average price of RM5.95 per Share |



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.


Form Version 2.0
**General Announcement**
Submitted by MB_ARAB-MALAYSIAN on 12/22/2004 12:25:00 PM
Reference No MM-041222-41447

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**
**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 22 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**


Table 1.doc

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 21.12.2004 | Permodalan Nasional Berhad | Purchase of SDB Shares | 405,900 | Average price of RM6.00 per Share |
| 21.12.2004 | Employees Provident Fund Board (EPF) | Disposal of SDB Shares | 500,000 | Average price of RM6.00 per Share |
| 21.12.2004 | EPF | Disposal of SDB Shares | 120,000 | Average price of RM6.05 per Share |
| 21.12.2004 | Nomura Asset Management (Singapore) Ltd - For EPF | Purchase of SDB Shares | 130,400 | Average price of RM5.95 per Share |
| 21.12.2004 | Ho Ee Lay - Senior officer of SDB | Disposal of SDB Shares | 5,000 | RM5.95 per Share |
| 21.12.2004 | Dzulkifli Bin Yahya - Director of a subsidiary of SDB | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme | 14,000 | RM4.90 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

# General Announcement

Submitted by MB_ARAB-MALAYSIAN on 23/12/2004 11:49:48
Reference No MM-041223-39936

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | AmMERCHANT BANK BERHAD |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | SIME DARBY BERHAD |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | LIN SHUEH FEN |
| * Designation | : | ASSOCIATE DIRECTOR, CF |

* Type : ● Announcement ○ Reply to query

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 23 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

AmMerchant Bank Berhad (23742-V)
[illegible] Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 8.12.2004 | Lim Pui Lui - Director of an associate of SDB | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme | 14,000 | RM4.90 per Share |
| 17.12.2004 | Lim Pui Lui - Director of an associate of SDB | Disposal of SDB Shares | 14,000 | RM6.00 per Share |
| 22.12.2004 | Employees Provident Fund Board | Disposal of SDB Shares | 250,000 | Average price of RM6.05 per Share |


AmMerchant Bank Berhad (23742-V)



Form Version 2.0

# General Announcement

Reference No MM-041224-41139

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMerchant Bank Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Lin Shueh Fen/Jeff Kong** |
| * Designation | : | **Associate Director/Assistant Manager, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 24 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 22.12.2004 | Scott William Cameron – Director of a subsidiary of SDB | Acquisition of SDB Shares through the exercise of SDB's Employees' Share Option Scheme (ESOS) | 17,000 | RM4.90 per Share |
| 22.12.2004 | James Chapman Sheed – Director of a subsidiary of SDB | Acquisition of SDB Shares through exercise of SDB's ESOS | 44,000 | RM5.08 per Share |
| 23.12.2004 | Dzulkifli bin Yahya – Director of a subsidiary of SDB | Disposal of SDB Shares | 14,000 | RM6.05 per Share |
| 23.12.2004 | Pemodalan Nasional Berhad | Disposal of SDB Shares | 100,000,000 | Average price of RM6.05 per Share |
| 23.12.2004 | Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera | Acquisition of SDB Shares | 100,000,000 | Average price of RM6.05 per Share |
| 23.12.2004 | Nomura Asset Management (Singapore) Limited – for Employees Provident Fund Board | Acquisition of SDB Shares | 355,900 | Average price of RM6.00 per Share |

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

## General Announcement

Reference No MM-041227-41976

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMerchant Bank Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Lin Shueh Fen/Jeff Kong** |
| * Designation | : | **Associate Director/Assistant Manager, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**
**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 27 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

AmMerchant Bank Berhad (2374
21st-25th Floors, Bangunan AmBank Gr...
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

**Table 1**
**Transactions Involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 24.12.2004 | Permodalan Nasional Berhad | Acquisition of SDB Shares | 129,100 | Average price of RM6.00 per Share |
| 24.12.2004 | RHB Asset Management Sdn Bhd – for Employees Provident Fund Board | Acquisition of SDB Shares | 500,000 | Average price of RM6.0488 per Share |
| 24.12.2004 | Mohamad Shukri bin Baharom – Senior officer of SDB | Disposal of SDB Shares | 10,000 | RM6.05 per Share |
| 24.12.2004 | Khor Yew Chye, Charles – Director of a subsidiary of SDB | Disposal of SDB Shares | 12,000 | RM6.05 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

# General Announcement

Reference No MM-041228-39843

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMerchant Bank Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Lin Shueh Fen/Jeff Kong** |
| * Designation | : | **Associate Director/Assistant Manager, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 28 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 27.12.2004 | Permodalan Nasional Berhad | Acquisition of SDB Shares | 371,300 | Average price of RM6.00 per Share |



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by **MB_ARAB-MALAYSIAN** on **29/12/2004 12:04:38 PM**
Reference No **MM-041229-40637**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 29 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

---

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 28.12.2004 | Mayban Investment Asset Management Sdn Bhd – for Employees Provident Fund Board (EPF) | Purchase of SDB Shares | 47,900 | Average price of RM6.00 per Share |
| 28.12.2004 | Nomura Asset Management (Singapore) Ltd – for EPF | Purchase of SDB Shares | 97,400 | Average price of RM6.00 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 30/12/2004 12:19:01 PM
Reference No MM-041230-39151

| | | |
|---|---|---|
| Submitting Merchant Bank (If applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 30 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 29.12.2004 | Mayban Investment Management Sdn Bhd – for Employees Provident Fund Board | Purchase of SDB Shares | 15,800 | Average price of RM6.00 per Share |



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by **MB_ARAB-MALAYSIAN** on **12/31/2004 12:12:05 PM**

Reference No **MM-041231-38906**

| | | | |
|---|---|---|---|
| | Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| | Submitting Secretarial Firm Name (If applicable) | : | |
| * | Company name | : | **SIME DARBY BERHAD** |
| * | Stock name | : | **SIME** |
| * | Stock code | : | **4197** |
| * | Contact person | : | **LIN SHUEH FEN** |
| * | Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 31 December 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 28.12.2004 | Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd - For Chan Kong Leong (Director of a subsidiary of SDB) | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS) | 16,000 | RM4.90 per Share |
| 29.12.2004 | Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd - For Chan Kong Leong (Director of a subsidiary of SDB) | Disposal of SDB Shares | 16,000 | RM6.00 per Share |
| 30.12.2004 | Mayban Investment Asset Management Sdn Bhd – for Employees Provident Fund Board (EPF) | Purchase of SDB Shares | 100,000 | Average price of RM6.00 per Share |
| 30.12.2004 | Mayban Investment Asset Management Sdn Bhd – for EPF | Purchase of SDB Shares | 133,600 | Average price of RM6.0449 per Share |
| 30.12.2004 | Nomura Asset Management (Singapore) Ltd – for EPF | Purchase of SDB Shares | 1,402,600 | Average price of RM6.0433 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box
50708 Kuala Lumpur.



Form Version 2.0

# General Announcement

Submitted by MB_ARAB-MALAYSIAN on 03/01/2005 12:34:37 PM
Reference No MM-050103-39811

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR, CF** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**
**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 3 January 2005

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 31.12.2004 | Mayban Investment Asset Management Sdn Bhd – for Employees Provident Fund Board | Purchase of SDB Shares | 90,000 | Average price of RM6.00 per Share |
| 31.12.2004 | Permodalan Nasional Berhad | Purchase of SDB Shares | 107,700 | Average price of RM6.00 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

**General Announcement**

Submitted by MB_ARAB-MALAYSIAN on 01/04/2005 12:21:11 PM

Reference No MM-050104-39778

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **AmMERCHANT BANK BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **LIN SHUEH FEN** |
| * Designation | : | **ASSOCIATE DIRECTOR** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SIME DARBY BERHAD ("SDB")**

**MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP**

**- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 4 January 2005

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table 1.doc

**Table 1**
**Transactions involving SDB Shares**

| Date of Transaction | Name of Party | Description of Transaction | No. of Shares | Transaction Price (RM) |
|---|---|---|---|---|
| 30.12.2004 | Loh Kian Ling - Director of a subsidiary of SDB | Disposal of SDB Shares | 10,000 | RM6.05 per Share |
| 3.1.2005 | Loh Kian Ling - Director of a subsidiary of SDB | Disposal of SDB Shares | 10,000 | RM6.10 per Share |
| 4.1.2005 | Ho Ee Lay - Senior Officer of SDB | Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS) | 10,000 | RM4.90 per Share |


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398



**LETTER FOR MAINTENANCE OF EXEMPTION**

22nd December 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the approval received from the Ministry of International Trade and Industry for the proposed acquisition of 30% equity interest in Sime SembCorp Engineering Sdn. Bhd. - released on 21st December 2004; and

2. amended announcement to the public announcement referred to in item (1) above - released on 22nd December 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

*Ggk/jg/SC-ADR-Announcement/hd*



Form Version 2.0

# General Announcement

Submitted by S DARBY on 21/12/2004 05:39:25 PM
Reference No SD-041221-AB9D2

| | | |
|---|---|---|
| Submitting Merchant Bank (If applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :

**Proposed acquisition of 30% equity interest in Sime SembCorp Engineering Sdn. Bhd. ("Proposed Acquisition")**

* Contents :-

We refer to the announcement dated 19th October 2004 in relation to the Proposed Acquisition. Sime Darby Berhad ("Sime Darby") is pleased to announce that the Ministry of International Trade and Industry has, vide its letter dated 17th December 2004, which was received on 21st December 2004, approved the Proposed Acquisition. Accordingly, the sale and purchase agreement in relation to the Proposed Acquisition has become unconditional on 21st December 2004.

This announcement is dated 21st December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

## General Announcement

Submitted by S DARBY on 22/12/2004 05:37:18 PM
Reference No SD-041222-13DF7

| | | | |
|---|---|---|---|
| * | Announcement reference number | : | SD-041221-AB9D2 |
| | Submitting Merchant Bank (if applicable) | : | |
| | Submitting Secretarial Firm Name (if applicable) | : | |
| * | Company name | : | Sime Darby Berhad |
| * | Stock name | : | SIME |
| * | Stock code | : | 4197 |
| * | Contact person | : | Nancy Yeoh Poh Yew |
| * | Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :

**Proposed acquisition of 30% equity interest in Sime SembCorp Engineering Sdn. Bhd. ("Proposed Acquisition")**

* Contents :-

We refer to the announcement in relation to the Proposed Acquisition released to Bursa Malaysia Securities Berhad yesterday. We wish to advise that the date of the announcement should be 21st December 2004 instead of 21st December 2005.

This announcement is dated 22nd December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: